KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen
Partner
Phone (212) 715-9522
GSilfen@KramerLevin.com

September 26, 2013

Ms. Laura Hatch Securities and Exchange Commission 100 F Street, NE Washington, D.C.20549

Re:	ACAP Strategic Fund (the “Fund”)
(File No. 811- 22312)

Dear Ms. Hatch:

Set forth below are the Fund’s responses to comments received from you in connection with the Fund’s Form N-Q filing on August 29, 2013, Form N-2 filing on February 27, 2013 and Form N-CSR filing on January 7, 2013. For your convenience, your comments are italicized, numbered and presented in summary form below, and each comment is followed by our response. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the applicable filing.

1.	Under Item 1 of the Fund’s Form N-Q filing, please disclose the information required by footnote 8 of Regulation S-X 12-12 (i.e., the cost of securities on a tax basis and the unrealized appreciation and depreciation on a tax basis).

Going forward, we will include such disclosure.

2.	Per ASC 815-10-50, please include the types of derivative investments that the Fund makes in its Form N-Q filings (i.e., include items 11.d. to 11.f. from the Notes to the Financial Statements section in the Fund’s January 7, 2013 Form N-CSR filing).

Going forward, we will include such disclosure.

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000

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www.kramerlevin.com

Securities and Exchange Commission

September 26, 2013

3.	Per ASC 815-10-50, please show the Fund’s realized and unrealized gains and losses from derivatives, as well as the derivatives’ impact on the Fund’s assets and liabilities in the Fund’s Form N-CSR filings.

Going forward, we will include such disclosure.

4.	In the Fund’s Form N-2 filing, please clarify the discrepancy between the number listed as the “Ratio of expenses without incentive fee to average net assets” in the “Financial Highlights” section (5.03%) and the number listed as the “Total Annual Expenses (excluding the Incentive Fee)” in the Summary of Fund Expenses section (3.75%).

The 5.03% listed as “Ratio of expenses without incentive fee to average net assets” was calculated based on the Fund’s average net assets for the year ended October 31, 2012, while the 3.75% listed as “Total Annual Expenses (excluding the Incentive Fee)” was calculated based on the Fund’s net assets at the end of the Fund’s fiscal year on October 31, 2012. This updated ratio was intended, in accordance with Form N-2’s instructions, to show what expenses a Fund investor can expect to bear in the current fiscal year. The discrepancy between the two numbers is the result of a significant increase in the Fund’s net assets over the course of fiscal year 2012.

5.	In the Fund’s Form N-2 filing, please clarify the discrepancy between the number listed as the “Ratio of incentive fee to average net assets” in the “Financial Highlights” section (0.65%) and the number listed as the incentive fee paid for fiscal year 2012 as a percentage of net assets in footnote 2 to the table in the Summary of Fund Expenses section (0.49%).

The 0.65% listed as “Ratio of incentive fee to average net assets” was calculated based on the Fund’s average net assets for the year ended October 31, 2012, while the 0.49% listed as the incentive fee paid for fiscal year 2012 as a percentage of net assets was calculated based on the Fund’s net assets at the end of the Fund’s fiscal year on October 31, 2012. The discrepancy between the two numbers is the result of a significant increase in the Fund’s net assets over the course of fiscal year 2012.

Securities and Exchange Commission

September 26, 2013

6.	In the Fund’s Form N-2 and Form N-CSR filings, please consider limiting the number of expense ratio line items under the heading “Ratios/supplemental data” in the “Financial Highlights” section. Only the line item “Ratio of expenses to average net assets” is required; other expense ratio line items may be included in a footnote.

Going forward, the Fund will consider reducing the number of expense ratio line items.

7.	Please explain how the Fund covers its total return swaps, as required by Section 18 of the Investment Company Act of 1940, as amended.

The Fund presently covers its total return swaps by segregating assets against their daily notional exposure.

In addition to the above, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that these responses fully address your comments. If you have any questions regarding this response or require further information, please call me at (212) 715-9522. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen